22007012

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SEC Mail Processing Section

NOV 28 2022

Washington DC 413

SEC FILE NUMBER
8-69039

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/2021 (MM/DD/YY) AND ENDING 09/30/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: E D & F Man Capital Markets Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

140 East 45th Street, 10th Floor
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Christopher Bates	212-844-3693	cbates@edfmancapital,com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

One Manhattan West	New York	New York	10001
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Filed pursuant to Rule 17a5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT

OATH OR AFFIRMATION

I, Joseph Weinhoffer, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of E D F Man Capital Markets Inc., as of 9/30, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LORETTA A WAGNER
Notary Public, State of New York
No. 01WA6039830
Qualified in Richmond County
Commission Expires April 10, 2026

Signature: [signature]

Title: President and CEO

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Ernst & Young LLP
One Manhattan West
New York, NY 10001-8604

Tel: +1 212 773 3000
ey.com

Building a better working world

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors of E D & F Man Capital Markets Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of E D & F Man Capital Markets Inc., (the Company) as of September 30, 2022 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at September 30, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2012.

November 23, 2022

E D & F Man Capital Markets Inc.

Statement of Financial Condition

(In Thousands)

September 30, 2022

Assets		
Cash	$	32,022
Cash and securities segregated under federal and other regulations (cash of $1,692,841 and $3,260 securities)		1,696,101
Securities purchased under agreements to resell		6,306,870
Securities borrowed		2,481,852
Receivable from broker-dealers and clearing organizations (includes securities with a fair value of $1,846,703)		3,814,500
Trading assets		598,251
Receivable from customers		155,661
Memberships and stock in exchanges owned, at adjusted cost (fair value $3,367)		2,032
Receivable from affiliates		434
Other assets		23,235
Total assets	$	15,110,958
Liabilities and stockholder's equity		
Securities sold under agreements to repurchase	$	6,175,700
Securities loaned		1,419,761
Payable to customers		6,310,848
Payable to broker-dealers and clearing organizations		132,575
Trading liabilities		687,996
Payable to affiliates		5,594
Accrued expenses and other liabilities		56,806
Total liabilities		14,789,280
Commitments, contingencies and guarantees (Note 8)		
Liabilities subordinated to claims of general creditors		95,000
Shares outstanding		400
Additional paid-in capital		149,605
Retained earnings		76,673
Total stockholder's equity		226,678
Total liabilities and stockholder's equity	$	15,110,958

See accompanying notes to financial statements.

1. Organization and Nature of Business

E D & F Man Capital Markets Inc. ("MCM" or "the Company"), is incorporated under the laws of the State of New York and is a direct, wholly-owned subsidiary of E D & F Man Services Inc. ("MSI" or "the Parent"). The Company is an indirect, wholly-owned subsidiary of E D & F Man Holdings Limited ("MHL"), a limited liability company incorporated in England. The Company operates as a broker and a dealer in U.S. treasury, government agency and other fixed income securities. The Company also executes and clears commodity futures, fixed income, FX, equity, and equity option transactions for the accounts of its customers and operates as a broker in listed and over-the-counter derivative contracts.

The Company is registered as a broker-dealer with the U.S. Securities and Exchange Commission ("SEC") and as a Futures Commission Merchant ("FCM") and swap dealer with the U.S. Commodity Futures Trading Commission ("CFTC") and is approved as a member of the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association ("NFA"). The Company is a clearing member of the principal U.S. futures exchanges and the Government Securities and Mortgage Backed Securities Divisions of the Fixed Income Clearing Corporation ("FICC"). Additionally, the Company is a member of the Securities Investor Protection Corporation ("SIPC").

2. Significant Accounting Policies

Basis of Accounting

The Company maintains its financial records in U.S. dollars. The Company's statement of financial condition has been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing its financial statements and the accompanying notes are reasonable; however, actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

Cash and Concentration of Credit Risk

At September 30, 2022, cash on the statement of financial condition consisted solely of cash. The Company's cash balances are held with nationally recognized financial institutions, and exceed the federally insured limit. The Company has not experienced any losses in cash accounts and believes it is not subject to any significant credit risk on cash.

The Company is a member of the FICC and clears eligible treasury and government agency securities transactions through the FICC. The Company executes and clears customers' commodity futures transactions through various regulated, clearing organizations (together with FICC, "the Clearing Organizations"). The Company's treasury and agency securities are held in an account with a leading financial institution. The Company utilizes the services of other broker dealers ("the Clearing Brokers") to clear its non-FICC eligible securities transactions. The Clearing Brokers may also hold the Company's non-FICC eligible securities. The Company's clearing and settlement activities can result in concentrations of risk with the Clearing Organizations and the Clearing Brokers. Such risk, however, is mitigated by the Clearing Organizations and Clearing Brokers obligations to comply with rules and regulations governing their business activities. These rules and regulations generally require maintenance of net capital, as defined, and segregation of funds and securities from holdings of the clearing firms and other members.

Trading Assets and Liabilities

Trading assets and liabilities and related revenues and expenses are recorded on a trade date basis. Realized and unrealized gains and losses are reflected in principal transactions on the statement of income. Related interest amounts, including accrued interest, are included in interest income or interest expense on the statement of income.

Fair Value Measurements

The Company's financial instruments are reported at fair value, or amounts that approximate fair value in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures* ("ASC 820") The estimated fair value of trading assets and liabilities are generally based on quoted market prices or dealer quotes.

2. Significant Accounting Policies (continued)

Commissions and Fees

Commissions, fees and related clearing expenses are recorded on a trade date basis as securities and futures transactions occur. The Company's performance obligation is satisfied on trade date which is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Collateralized Agreements

The Company's collateralized agreements include securities purchased under agreements to resell (resale agreements), securities sold under agreements to repurchase (repurchase agreements) and securities borrowed and securities loaned transactions.

Resale and repurchase agreements are accounted for as collateralized financing transactions where the Company has an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Company to take possession of securities collateralizing resale agreements at the time such agreements are made. In the same manner, the Company provides securities to counterparties in order to collateralize repurchase agreements. These agreements are collateralized primarily by U.S. Treasury and government agency securities, with a fair value equal to or in excess of the principal amount loaned.

The market value of the underlying collateral is reviewed daily, and additional cash or other collateral is obtained or returned as necessary. The Company records resale and repurchase agreements at contract price, plus accrued interest, which approximates fair value.

Interest earned and interest paid on collateralized agreements are recorded in interest income and interest expense, respectively, on the statement of income.

At September 30, 2022, the Company had obtained securities as collateral under resale agreements that could be repledged, delivered, or otherwise transferred, with a fair value of $13,166,398. The firm has $124,999 pledged to a clearing organization to meet margin requirements.

Securities borrowed and securities loaned transactions in equity and corporate debt securities are accounted for as collateralized financing transactions and are recorded at the amount of cash collateral advanced plus accrued interest. Securities borrowed transactions facilitate the settlement process and require the Company to deposit cash or other collateral with the lenders. The Company

(In Thousands)

2. Significant Accounting Policies (continued)

monitors the market value of securities borrowed and securities loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Substantially all of these securities have been repledged, delivered, or otherwise transferred, either as collateral under repurchase agreements or to satisfy the settlement of trading obligations of the Company and its clearing customers.

The Company nets certain repurchase agreements and resale agreements with the same counterparty on the statement of financial condition when the requirements of ASC 210-20, *Balance Sheet – Offsetting*, are met, including the existence of master netting agreements between the Company and its counterparties.

The following tables present information about the offsetting securities purchased under resale and repurchase agreements and securities borrowed and loaned related collateral amounts in accordance with ASU 2011-11, *Disclosures about Offsetting Assets and Liabilities* and ASU 2013-01, *Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities* as of September 30, 2022.

	Gross amount	Amounts Offset on the Statement of Financial Condition	Net Amounts Presented on the Statement of Financial Condition	Cash and financial instruments not offset on the Statement of Financial Condition	Net Amount
Financial Assets					
Securities purchased under agreements to resell and securities segregated	**13,128,556**	**(6,818,426)**	**6,310,130**	**(6,289,948)**	**20,182**
Securities borrowed	**2,481,852**	**-**	**2,481,852**	**(2,402,939)**	**78,913**
Financial Liabilities					
Securities sold under agreements to repurchase	**12,994,126**	**(6,818,426)**	**6,175,700**	**(6,163,134)**	**12,566**
Securities loaned	**1,419,761**	**-**	**1,419,761**	**(1,343,476)**	**76,285**

2. Significant Accounting Policies (continued)

Repurchase Agreements and Securities Lending Transactions Accounted for as Secured Transactions
(in thousands)

	2022				
	Remaining Contractual Maturity of the Agreements				
	Overnight and Continuous	Up to 30 Days	30-90 Days	Greater than 90 Days	Total
Repurchase agreements					
U.S. Treasury and agency securities	9,874,472	1,423,000	196,693	1,499,961	12,994,126
Securities lending agreements					
Equity Securities	1,419,761	-	-	-	1,419,761
Gross recognized liabilities	11,294,233	1,423,000	196,693	1,499,961	14,413,887

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at the rate of exchange on the statement of financial condition date, whereas amounts recognized in the statement of income are translated at the actual rates of exchange during the year. Net gains or losses resulting from foreign currency transactions are included in principal transactions in the statement of income.

Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price over the value assigned to the net assets, including identifiable intangible assets, of a business acquired. Goodwill and finite-lived intangible assets are evaluated annually for impairment.

Memberships and Stock in Exchanges Owned

Memberships and stock in exchanges include trading rights and publicly traded shares of exchange stock, some of which is required to be held for membership privileges. Memberships in exchanges and stock in clearing organizations are carried at cost and periodically evaluated for impairment, in accordance with ASC 940-340, *Other Assets and Deferred Costs.* There was no impairment charge during the year ended September 30, 2022. Memberships and stock in exchanges not held for membership privileges are carried at market value

(In Thousands)

2. Significant Accounting Policies (continued)

Income Taxes

The Company is included in the consolidated tax returns of E D & F Man Capital Markets US Holdings Inc. ("USH"). The Company accounts for income taxes on a separate company basis.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. The effect on deferred tax assets and liabilities due to a change in tax rates is recognized in income in the period that includes the enactment date.

In accordance with ASC 740, *Income Taxes* ("ASC 740"), the Company recognizes the effect of income tax positions only if those positions are more-likely-than-not of being sustained upon examination by the taxing authorities. Recognized income tax positions are measured at the largest amount that has a greater than 50% likelihood of being realized based on a cumulative probability approach. Changes in recognition or measurement are reflected in the period in which the change occurs. As of September 30, 2022, the Company did not identify any unrecognized tax benefits that should be recorded with respect to its tax positions in accordance with ASC 740-10, *Accounting for Uncertainties in Income Taxes*.

Receivable from and Payable to Customers

Receivable from and payable to customers arise from commodity, fixed income and equity transactions and include margins paid and received, gains and losses on open trades and trades with customers that settle on a Receive Versus Payment or Delivery Versus Payment basis that have passed their settlement date (failed to receive or failed to deliver trades). Securities failed to deliver and securities failed to receive are recorded at the contract price of the securities to be delivered or received by the Company.

Securities, primarily U.S. government obligations and warehouse receipts, owned by customers and held by the Company as collateral or as margin and the fair value of customers' option positions are not reflected on the statement of financial condition. At September 30, 2022, the Company held customer securities of $94,244 and customer options of $1,083,124.

(In Thousands)

2. Significant Accounting Policies (continued)

Receivable from and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to clearing organizations represent end-of-day cash and securities deposits held with various clearing organizations and end of day cash balances and related amounts owed by or to clearing brokers arising from securities and futures transactions. The value of unsettled trades between trade date and settlement date is included in receivable from or payable to broker-dealers, as appropriate. Exposure on failed trades is monitored as part of the Company's risk management process. Unsettled trades and securities failed to deliver/receive are recorded at the contract price of the securities to be delivered or received by the Company. Should a counterparty fail to deliver the securities to the Company, the Company may be required to purchase identical securities on the open market. The value of the securities at September 30, 2022 approximates the amounts owed. Unsettled trades and securities failed to deliver/receive at September 30, 2022 were settled without a material effect on the Company's statement of financial condition taken as a whole.

Recent Accounting Pronouncements

In December 2019, the FASB issued ASU 2019-12, *Income Taxes* (Topic 740): Simplifying the Accounting for Income Taxes. The ASU is part of the FASB's simplification initiative; and it is expected to reduce cost and complexity related to accounting for income taxes by eliminating certain exceptions to the guidance in ASC 740 related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period, the allocation of consolidated income tax expense to separate financial statements of entities not subject to tax and the recognition of deferred tax liabilities for outside basis differences. The new guidance also simplifies aspects of the accounting for franchise taxes and enacted changes in tax laws or rates, and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. The new standard was adopted by the Company beginning October 1, 2021. Management has evaluated the adoption and has determined there is no material impact on the Company's statement of financial condition.

(In Thousands)

3. Cash and Securities Segregated under Federal and Other Regulations

Included in cash and securities segregated under federal and other regulations on the statement of financial condition at September 30, 2022 are $1,503,997 of cash, which is segregated and secured under the Commodity Exchange Act, $188,844 of cash segregated in a special reserve bank account for the exclusive benefit of customers and $3,260 in securities segregated in a special reserve account for proprietary accounts of broker-dealers, in accordance with the Securities Exchange Act.

4. Receivable from and Payable to Broker-Dealers and Clearing Organizations

Receivable from and payable to broker-dealers and clearing organizations at September 30, 2022, consist of the following:

	Receivables	Payables
Broker-Dealers	$ 42,164	$ 54,127
Clearing Organizations	3,772,336	78,448
	$ 3,814,500	$ 132,575

5. Fair Value Disclosure

ASC 820 establishes a fair value hierarchy which prioritizes the inputs used in valuation techniques, based on their observability in the market. The use of observable inputs is maximized while the use of unobservable inputs is minimized as ASC 820 requires that the most observable inputs be used when available. The three levels of the fair value hierarchy are defined as follows, with Level 1 representing the highest priority inputs and Level 3 representing the lowest priority inputs:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date are classified as Level 1. Examples include highly liquid U.S. government securities, equity securities and listed options.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, directly or indirectly, are classified as Level 2. If the asset or liability has a specified (contractual or redemption) term, a Level 2 input must be observable for substantially

5. Fair Value Disclosure (continued)

the full term (contractual life) of the asset or liability. Examples include U.S. government agency and corporate securities.

Level 3 – Financial assets and financial liabilities whose values are based on unobservable inputs are classified as Level 3. Unobservable inputs are based on the reporting entity's own assumptions that other market participants would consider (including assumptions about risk) under the best information available in the circumstances. Financial assets and financial liabilities are classified as Level 3 if the unobservable inputs have more than an insignificant impact on the fair value measurement of an instrument. Examples include residential mortgage and other asset-backed securities.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

The Company has established an Independent Pricing and Valuation ("IPV") Committee that is responsible for the Company's valuation policies, processes and procedures. The IPV Committee is comprised of the Chief Operating, Chief Risk and Chief Financial Officers and the heads of relevant business units. The IPV Committee reports to the Financial Division Risk Committee of MHL. The IPV Committee implements valuation control processes to validate the fair value of the Company's financial instruments, including those derived from pricing models. The control processes are designed to ensure that the values used for financial reporting are based on observable inputs wherever possible. In the event that observable inputs are not available, the control processes are designed to ensure that the valuation approach utilized is appropriate and consistently applied and that the assumptions are reasonable.

The Company's control processes for financial instruments categorized in Level 3 of the fair value hierarchy include the following:

Model Review – the IPV Committee, in conjunction with the Company's risk department, utilizes a third party pricing model to arrive at Level 3 valuations. The Company's risk department independently reviews the valuation model's theoretical soundness and the inclusion of observable

5. Fair Value Disclosure (continued)

inputs. The valuation methodologies utilized in the absence of observable inputs may include extrapolation techniques, the use of comparable inputs, broker quotes and third party pricing.

Independent Price Verification – the IPV Committee reviews recently executed transactions and other observable market data, such as exchange data, broker-dealer quotes, third party pricing vendors, and aggregation services, when validating the fair values of financial instruments generated using its valuation model. The IPV Committee assesses the external sources and their valuation methodologies to determine whether the external providers meet the minimum standards expected of a third-party pricing source. Pricing data provided by approved external sources is evaluated using a number of approaches; for example, by corroborating the external sources' prices to executed trades, by analyzing the methodology and assumptions used by the external source to generate a price and/or by evaluating how active the third party pricing source (or originating sources used by the third-party pricing source) is in the market. Based on this analysis, the IPV Committee generates a ranking of the observable market data to ensure that the highest ranked market data source is used to validate the fair value of financial instruments.

A description of the valuation techniques applied to the company's major categories of assets and liabilities measured at fair value on a recurring basis is as follows:

U.S. government, equity securities and exchange traded options are valued using quoted market prices. These securities are generally traded in active markets and therefore are classified within Level 1 of the fair value hierarchy.

Government agency and corporate securities are valued using quoted market prices, or alternative pricing sources, such as broker or dealer quotations, and are generally classified as Level 2. Certain agency securities may be classified as Level 1 because they trade in active markets, and there is sufficient information from a liquid market to classify them as Level 1.

(In Thousands)

5. Fair Value Disclosure (continued)

The following table presents information about the Company's financial assets and financial liabilities measured at fair value as of September 30, 2022, within the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
Assets				
Trading Assets:				
US government and agency securities	1,920	-	-	1,920
Corporate securities	-	87,148	-	87,148
Equity securities	380,608	-	-	380,608
Options	128,575	-	-	128,575
Receivable from broker-dealers and clearing crganizations				
US government securities	1,846,703	-	-	1,846,703
	$ 2,357,806	$ 87,148	$ -	$ 2,444,954
Liabilities				
Trading Liabilities:				
US government and agency securities	$ 95,180	$ -	$ -	$ 95,180
Corporate securities	-	82,282	-	82,282
Equity securities	295,514	-	-	295,514
Options	215,020	-	-	215,020
	$ 605,714	$ 82,282	$ -	$ 687,996

There were no transfers between Level 2 and Level 3 during the year.

(In Thousands)

6. Goodwill and Intangible Assets

	Estimated Life	Cost	Accumulated Amortization	Impairment Charge	Net Book Value
Goodwill	N/A	$ 1,500	$ -	$ 1,500	$ -
Customer Relationships	10 years	$ 8,500	$ 3,542	$ 4,958	$ -
Total	N/A	$ 10,000	$ 3,542	$ 6,458	$ -

7. Liabilities Subordinated to Claims of General Creditors

At September 30, 2022, liabilities subordinated to the claims of general creditors consisted of subordinated borrowings carried at contracted amounts, which approximate fair value. These borrowings are subordinated to the claims of general creditors, are covered by agreements approved by FINRA, and are included by the Company for the purposes of computing net capital under the SEC's Uniform Net Capital Rule. To the extent that these borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

MCM has a subordinated note payable to MSI of $20,000, maturing on September 28, 2024. The interest rate, which will reset periodically, is based on LIBOR plus 450 basis points.

On April 22, 2022, MSI provided a second subordinated note loan to MCM of $20,000, with a maturity date of April 22, 2025. The interest rate, which will reset periodically, is based on LIBOR plus 725 basis points.

On November 17, 2021, MCM entered into an amendment to its subordinated note payable to Byline Bank ("Byline"), extending the facility by $20,000. On July 21, 2022, MCM entered into a further amendment to its subordinated note payable to Byline Bank ("Byline"), extending the facility by $10,000 and bringing the total amount of the facility to $55,000. The facility matures on April 16, 2024 and the interest rate, which will reset periodically, is based on Term SOFR plus 500 basis points.

(In Thousands)

8. Commitments, Contingent Liabilities, and Guarantees

In accordance with its clearing agreements, the Company may be required to indemnify its clearing brokers against specified potential losses, if any, arising from the provision of clearing services to the Company. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. The Company, however, believes it is unlikely it will have to make payments under these arrangements and, as such, has not recorded any contingent liability in the statement of financial condition for this indemnification.

The Company is a member of certain clearing organizations and exchanges. As a member, the Company may be required to pay a proportionate share of the financial obligations of a defaulting member of the clearing organizations or exchanges. While the rules governing different exchange memberships vary, in general, the Company's guarantee obligations would arise only if the exchange had previously exhausted its own resources. In addition, any such guarantee obligations would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the statement of financial condition for these guarantees, and management believes that any potential requirement to make payments under these guarantees is remote.

The Company has access to a $160 million 364-day committed credit facility arranged by a leading financial institution. The Company has a commitment to pay $460 of fees related to this facility. There were no outstanding borrowings under this facility at September 30, 2022.

At September 30, 2022, the Company has guaranteed bank loans of $54 for customers who are members of commodity futures exchanges. The guarantees for customers are secured by exchange memberships and the loans mature on various dates through 2023. In the event these parties default on their loans and the value of the collateral is insufficient to repay the loans, the Company would be required to perform under these guarantees.

From time to time, in the normal course of business, the Company may become party to, or be named in, lawsuits or similar proceedings. The Company believes, based on its present knowledge, that the resolution of any pending legal proceedings, individually or in the aggregate, would not have a material effect on the Company's statement of financial condition.

From time to time, in the normal course of business, the Company may enter into forward starting repurchase and resale agreements with counterparties which are not reported on the statement of financial condition. At September 30, 2022 the principal value of these repurchase and resale agreements was $2,500,250 and $1,276,201, respectively.

(In Thousands)

9. Related-Party Transactions

At September 30, 2022, the Company has the following outstanding balances with related parties:

Receivable from affiliates:		
E D & F Man Capital Markets Ltd.	$	356
E D & F Man Capital Markets Australia Pty		78
	$	434
Payable to affiliates:		
E D & F Man Services Inc.	$	3,748
E D & F Man Client Services Inc.		1,817
Other		29
	$	5,594

In the normal course of business, the Company enters into transactions with affiliated companies. The Company executes and clears trades for affiliates and utilizes clearing brokers to execute and clear transactions on exchanges where the Company is not a member. Included in receivable from broker-dealers is $6,868 receivable from E D & F Man Capital Markets Limited ("MCM Ltd") related to such transactions. Included in payable to customers are $155,883 due to MCM Ltd and $1,452 due to other affiliates.

Payable to customers also includes $1,565 payable to employees.

The Company has entered into Expense Sharing Agreements with various related parties. MSI pays expenses, including support, rent, utilities, and information technology for certain of the related entities in the United States. MSI and other affiliates allocated and charged these costs to the Company.

MCM Ltd pays for certain expenses on behalf of the Company, including communications, technology and personnel costs and the Company pays for certain expenses on behalf of MCM Ltd, including technology support costs.

(In Thousands)

9. Related-Party Transactions (continued)

Prior to December 20, 2019 the Company was included in the consolidated tax return of MHI. During the year, the Company made tax payments of $22 to MHI. Subsequently, the Company is included in the consolidated tax return of USH. During the year, the Company made tax payments of $5,349 to USH.

At September 30, 2022, the Company had $40,000 in subordinated notes payable to MSI.

From time to time, E D & F Man Client Services Inc ("MCS") purchases outstanding receivables from the Company at a discount to book value. The total amount of receivables purchased by MCS in the year ending September 30, 2022 was $32,204.

The Company pays certain costs associated with a global business line on behalf of MCM Ltd which are recharged at cost plus 5%.

10. Employee Benefit Plans

Substantially, all employees of the Company are covered by MHI's defined contribution benefit plan. The Company's contribution is determined under provisions of the plan.

11. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) and the CFTC's minimum financial requirements for FCMs and introducing brokers (Regulation 1.17), which requires the maintenance of minimum net capital. The Company computes its net capital under the alternate method of Rule 15c3-1 which requires the maintenance of minimum net capital equal to the greater of $250 or 2% of aggregate debit items, as defined, or $20,000 or 8% of Customer and Non-Customer risk maintenance margin requirements, as defined, as a registered FCM and swap dealer with the CFTC. At September 30, 2022, the Company had regulatory capital of $321,678 net capital of $260,395 and excess net capital of $85,862. Advances to affiliates, repayment of subordinated liabilities, dividend payments, and other equity withdrawals are subject to certain limitations and other provisions of the capital rules of the SEC and other regulators.

12. Taxation

The Company's Statement of financial condition recognize the current and deferred income tax consequences that result from the Company's activities during the current period as if the company were a separate company taxpayer rather than a member of USH's consolidated income tax return group.

(In Thousands)

12. Taxation (continued)

The Company provides for its portion of income taxes in its statement of financial condition as follows:

Current		
U.S. federal	$	4,234
State and local		1,429
		5,663
Deferred		
U.S. federal		(1,985)
State and local		(510)
		(2,495)
Income Tax Expense	$	3,168

As of September 30, 2022, the Company has recorded a deferred tax asset of $4,245 before a valuation allowance of $332, which increased by $2 in the current year. The net deferred tax asset of $3,913 is also net of deferred tax liabilities of $47 and is included in other assets in the statement of financial condition. The net deferred tax asset consists primarily of temporary differences related to expense accruals and differences in the book and tax basis of goodwill and intangible assets.

The Company accrues the income tax benefit at the enacted statutory rate. The principal reasons for the difference between the Company's effective tax rate and the statutory federal income tax rate relate to state and local taxes.

The Company is subject to the provisions of ASC 740. This standard establishes consistent thresholds as it relates to accounting for income taxes. It defines the threshold for recognizing the benefits of tax return positions in the statement of financial condition as "more-likely-than-not" to be sustained upon examination by a taxing authority and requires measurement of a tax position meeting the "more-likely-than-not" criterion, based on the largest benefit that has a greater than 50% likelihood of being realized.

The Company has analyzed its tax positions with respect to the applicable income tax issues for the open tax years (three years beginning with fiscal year 2019), in each respective jurisdiction including New York, New York City and Illinois, and determined no material tax liabilities existed as of September 30, 2022. USH is not under any federal or state tax audit at this time.

(In Thousands)

Taxation (continued)

The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the statement of income. During the year ended September 30, 2022, the Company did not accrue any interest or penalties as the Company did not have any unrecognized tax benefits or uncertain tax positions during the year. The Company does not expect any significant changes to the unrecognized tax benefits or uncertain tax positions in the next twelve months.

13. Derivative Instruments

The Company holds positions in exchange-traded interest rate and currency futures to mitigate risks arising from its business activities. The Company facilitates counterparty transactions in To Be Announced securities ("TBAs") and Foreign Exchange ("FX"). These transactions are subject to varying degrees of market and credit risk.

The following table quantifies the derivative, TBA and FX balances recorded in trading assets, trading liabilities, receivables from customers, payable to customers, receivables from affiliates, and payable to broker-dealers and clearing organizations on the statement of financial condition, through a disclosure of notional amounts, in comparison with the fair value of those derivatives on a gross basis:

Derivatives not designated or qualifying as hedging instruments

	Notional	Positive Replacement Value	Notional	Negative Replacement Value
Exchange-traded futures contracts	$ 61,757	$ 1,855	$ 79,873	$ 46
TBA forward contracts	$ 1,198,437	$ 43,558	$ 1,197,847	$ 49,182

At September 30, 2022, the Company had long and short equity option positions of $128,575 and $215,020, respectively.

Exchange-traded futures transactions are classified within Level 1 of the fair value hierarchy. TBA transactions are classified within Level 2 of the fair value hierarchy.

14. Subsequent Events

The Company has evaluated subsequent events through November 23, 2022, the date on which this statement of financial condition were issued.

On August 1, 2022, Marex Group plc announced its intention to acquire the financial services division of MHL, which includes the Company, subject to regulatory approval.

The Company received FINRA approval to its change in ownership on November 2, 2022, with completion of the sale, in which the Company will become a wholly-owned subsidiary of Marex Group plc, to occur on November 30, 2022. The Company will be changing its name to Marex Capital Markets Inc. on that date.

As a result of the Sale, MSI will remain the direct owner of MCM, but will become an indirect, wholly-owned subsidiary of Marex Group plc.

The Sale is not expected to result in any change in the management, business, operations or financial condition of the Company. In addition, there will be no material change to the Company's net capital or its net capital requirements.